July 15, 2009

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the year ended December 31, 2008 File No. 001-10110

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Windsor:

Thank you for your letter dated June 30, 2009 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

Our responses are set forth in Annex A hereto.  To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s June 30, 2009 comment letter in bold italic text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-8172 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,

/s/ Javier Malagón Navas
Javier Malagón Navas

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Annex A

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5 – Operating and Financial Review and Prospects

Liquidity and Capital Resources – Generation of Cash Flow, page 96

1.
Please tell us whether Compass Bank or any of your other United States subsidiaries are subject to any legal or economic restrictions on their ability to transfer funds to you in the form of cash dividends, loans or advances.  If any United States subsidiaries are subject to any such restrictions, please tell us why they are not disclosed.

Response:

We supplementally advise the Staff that our banking subsidiaries around the world, including Compass Bank and our other United States banking subsidiaries, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements.  The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including Compass Bank and our other United States banking subsidiaries, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including Compass Bank and our other United States banking subsidiaries, are incorporated, dividends may only be paid out of funds legally available therefor. For example, Compass Bank is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Finally, even where minimum capital requirements are met and funds are legally available therefor, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

In future filings we will include additional disclosure similar to the above in response to the Staff’s comment.

Item 6 – Directors, Senior Management and Employees

Board Practices, page 110

2.	Please disclose the details of any directors’ service contracts with you or any of your subsidiaries that provide for benefits upon termination of employment, or provide a statement that no such contracts exist. See Item 6.C.2 of Form 20-F.

Response:

We supplementally advise the Staff that there are no directors’ service contracts with us or any of our subsidiaries that provide for benefits upon termination of employment other than the amounts due under the respective service contracts of our three executive directors (the Chairman and Chief Executive Officer, President and Chief Operating Officer and Company Secretary) described under “Item 6. Directors, Senior Management and Employees—B. Compensation—Severance Payments” in the 2008 Form 20-F.

In future filings, we will include an appropriate statement that directors do not have service contracts beyond those described above.

In addition, we supplementally advise the Staff that the amounts reported in the 2008 Form 20-F due under the service contracts of our executive directors if severance were to occur in 2009 were in respect of 2008, rather than 2009. The amounts due if severance were to occur in 2009 would be €93,705 thousand in the case of the Chairman and Chief Executive Officer, €68,674 thousand in the case of the President and Chief Operating Officer and €15,057 thousand in the case of the Company Secretary. If severance were to have occurred in 2008, the amounts due would have been €80,833 thousand, €60,991 thousand and €13,958 thousand, respectively. We undertake to include the correct figures in future filings.

Share Ownership, page 117

3.
With respect to the options owned by the Chairman and Chief Executive Officer, please disclose the exercise price, the purchase price (if any) and the expiration date.  See Item 6.E.1 of Form 20-F.  Please confirm that no other directors or members of your administrative, supervisory or management bodies own options.

Response:

Item 6.E.1 of Form 20-F requires disclosure of “…options granted to [the company’s directors and members of its administrative, supervisory or management bodies] on the company’s shares.”  The options held by our Chairman and Chief Executive Officer described under “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in the 2008 Form 20-F were not granted by us pursuant to our remuneration plans or otherwise but instead were purchased by Mr. González in his personal capacity on his own behalf from third parties.

We supplementally advise the Staff that we have not granted options on our shares to any members of our administrative, supervisory or management bodies.  Information regarding our long-term share remuneration plan (in which executive directors participate) is provided in the 2008 Form 20-F under “Item 6. Directors, Senior Management and Employees—E. Compensation—Long-term share remuneration plan (2006-2008) for executive directors and members of the Management committee”.

In future filings, we will include disclosure indicating that we have not granted options on our shares to any members of our administrative, supervisory or management bodies.

Item 16A – Audit Committee Financial Expert, page 160

4.
Please tell us why your board of directors has not determined whether you have at least one audit committee financial expert serving on your audit committee.  Alternatively, please confirm you will include this information in your next 20-F.  See Item 16A.(a)(l) to Form 20-F.

Response:

As disclosed in the 2008 Form 20-F, we have not expressly determined whether any particular member of our Audit and Compliance Committee is a “financial expert” and, therefore, have not named any particular member of such Committee as our “Audit Committee Financial Expert” in accordance with the Commission’s rules and regulations.  We have not made such specific determination because our Board of Directors regulations and the Audit and Compliance Committee charter require that the Chairman of the Audit and Compliance Committee have experience in financial matters as well as knowledge of the accounting standards and principles required by our regulators, and with the appointment of the Chairman of the Audit and Compliance Committee our Board of Directors has determined that the Chairman has such experience and knowledge.  Given this, our Board of Directors has deemed it not necessary to make such a determination of “financial expert” for SEC purposes.

In future filings, we will include disclosure similar to the above in light of the Staff’s comment.

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 162

5.           Please disclose the total average price paid per share.

Response:

The average price paid per share in 2008 was €12.27.  This price can be calculated from the information included in the table in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” of the 2008 Form 20-F.  In future filings, we will include in such table the average price paid per share for the year.

Item 18 – Financial Statements

Note 8, Fair Value of Financial Instruments, page F-66

6.
We refer to the table on page F-68 in the “Determining the fair value of financial instruments” section that discusses the main valuation techniques used to estimate Level 3 fair values.  Please provide us with the following information:

•
In addition to the discussion of the Level 3 valuation techniques, tell us and revise this section in future filings to discuss the valuation techniques, main assumptions and most significant inputs used to determine the fair value of financial instruments valued using Level 2 valuation methodologies.  Refer to the guidance in paragraph 27(a) of IFRS 7.

Response:

We supplementally advise the Staff that the valuation techniques, main assumptions and most significant inputs used to determine the fair value of financial instruments valued using level 2 valuation methodologies (as required by paragraph 27(a) of IFRS 7) were as described below. We undertake to include similar disclosure in future filings in light of the Staff’s comment.

LEVEL 2 (As of December 31, 2008)	Fair value (In millions of euros)	Valuation techniques	Main assumptions	Main inputs used
ASSETS
FINANCIAL ASSETS HELD FOR TRADING	43,257
• Debt securities	4,015	• Present value method.
Calculation of present value of financial instruments as the current value of future cash-flows (discounted at market interest rate) taking into account:
•  estimated prepayments rates;
•  credit risk of issuers; and
•  current market interest rates.
				• Spread curves. • Market interest rates.
• Equity instruments	89
Calculation of present value of financial instruments as the current value of future cash-flows (discounted at market interest rate) taking into account:
•  estimated dividends; and
•  current market interest rates.
				• Estimate of dividends. • Market interest rates.
• Trading derivatives	39,153	• Analytic / Semi-analytic formulae
For derivatives whose underlying is Equity price, Currency and Commodities:
•  Black-Scholes assumptions taking into account the possible convexity adjustments (e.g. quanto adjustments);

For derivatives whose underlying is Interest rates:
•  Black-Scholes assumptions assuming a lognormal process for the forward rates and taking into account the possible convexity adjustments (e.g. arrears, time convexity adjustments); and

For derivatives whose underlying is Credit spread,
•  Black-Scholes assumptions for the credit spread.

For derivatives whose underlying is Equity price, Currency and Commodities:
•  Forward structure of the underlying.
•  Volatility of options.
•  Observable Correlations between underlying.

For derivatives whose underlying is Interest rates:
•  Time structure of interest rate curve.
•  Volatility of underlying.

For derivatives whose underlying is Credit spread:
•  credit default swap (CDSs) quotations.

		For derivatives whose underlying is Equity price, Currency and Commodities: •Monte Carlo simulation	Assumptions of the local volatility model: assumes a continuous diffusion for the underlying with the volatility depending on the underlying value and time.
		For derivatives whose underlying is Interest rates: •Black-Derman-Toy	This model assumes: • Short term interest rate follows a lognormal process. • Forwards rates in the term structure of the interest rate curve are perfectly correlated.
		For derivatives whose underlying is Credit spread: •Interest rate models.	These models assume a continuous diffusion for the intensity of default.
OTHER ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	831
•Debt securities	1	• Present value method.	Same assumptions as Debt securities held for trading.	Same inputs as Debt securities held for trading.
•Equity instruments	830		Same assumptions as Equity instruments held for trading.	Same inputs as Equity instruments held for trading.
AVAILABLE FOR SALE	19,679
•Debt securities	19,384	• Present value method.	Same assumptions as Debt securities held for trading.	Same inputs as Debt securities held for trading.
•Equity instruments	295		Same assumptions as Equity instruments held for trading.	Same inputs as Equity instruments held for trading.
HEDGING DERIVATIVES	3,386	Same models as Derivatives held for trading.	Same assumptions as Derivatives held for trading.	Same inputs as Derivatives held for trading.
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING: Trading derivatives	38,408	Same models as Derivatives held for trading (Assets).	Same assumptions as Derivatives held for trading (Assets).	Same inputs as Derivatives held for trading (Assets).
OTHER LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	1,033	• Present value method.	Same assumptions as Debt securities held for trading.	Same inputs as Debt securities held for trading.
HEDGING DERIVATIVES	662	Same models as Derivatives held for trading.	Same assumptions as Derivatives held for trading (Assets).	Same inputs as Derivatives held for trading (Assets).

•
Tell us where you have included the sensitivity analysis of the main inputs into the various valuation models that have the most potential to impact the values determined.  Refer to the guidance in paragraph BC 38 of IFRS 7.

We supplementally advise the Staff that the sensitivity analysis of the main inputs into the various valuation models that have the most potential to impact the values determined by the most significant entities of the Group (as required by the paragraph BC 38 of IFRS 7) as of December 31, 2008 was as follows:

Sensitivity analysis of valuation using not observable inputs
Class of financial instruments	Not observable inputs have the most potential to impact the values determined	Potential impact (In millions of euros)		Potential impact in:
		Favourable (Gains)	Unfavourable (Losses)
Financial assets Held for trading (mainly Derivatives):	Sensitivity analysis related to reasonable changes in forward structure of the underlying, volatilities and correlations.	57	133	Income statement
Financial assets Available for sale
• Debt securities	Sensitivity analysis related to reasonable changes in spread curves and earning multiples.	24	24	Total Equity
• Equity instruments		-	367

We did not disclose this information in the 2008 Form 20-F with the SEC because we understood the amounts were not significant compared to income before tax and total equity. We undertake to include similar disclosure in future filings in light of the Staff’s comment.

•	Refer in your response to the disclosure proposed to be included in future filings in your response letter dated October 17, 2008 related to comment 5 of our comment letter dated September 12, 2008

Regarding the disclosure proposed to be included in future filings in our response letter dated October 17, 2008 related to comment 5 of your comment letter dated September 12, 2008, we respectfully advise the Staff that we believe that we have included substantially similar disclosure in the 2008 Form 20-F, except for the sensitivity analysis.

We included such disclosure in a different format from that included in our response letter dated October 17, 2008 due to the size of the comparative charts for the three-year period ended December 31, 2008, which we believe is more clearly presented as text. Therefore, we included in Note 8:

•	Table on page F-67: A comparison of the carrying amounts of the Group’s financial assets and liabilities and their respective fair values as of December 31, 2008, 2007 and 2006.

•
Text on page F-67: For financial instruments which are carried at fair value, the measurement processes used. The explanation of the three levels, the class of financial instruments included in each level and the main models used for Level 1 and Level 2.

•	Table on page F-68: The explanation of the class of financial instruments included in Level 3, the valuation techniques and the inputs not observable in market.

•	Text on page F-68: The explanation of the inputs not observable in market in the aforementioned table.

•	Table on page F-69: The breakdown of fair value by the three levels for each category and class of financial instruments for the years ended December 31, 2008, 2007 and 2006.

In future filings, we propose to continue to use this presentation format or similar disclosure and to include the above-referenced sensitivity analysis.

7.
We refer to the statement on page F-69 that “certain structured investments of credit” totalling EUR 2.6 billion for which an active market previously existed have become illiquid in 2008 and have been reclassified as Level 3 financial instruments with a change in the method used to determine fair value.  Please tell us and in future filings discuss the following with respect to the financial instruments reclassified to Level 3:

•	The specific class of financial instruments which now require the use of internal valuation models due to the illiquid market environment in 2007.

•	The type of valuation model used for each type of reclassified illiquid financial instrument and the methodology employed to determine their fair value.

•	Describe the most significant inputs that had to be inferred.

•	Discuss how the Company is able to periodically validate the fair value estimate in order to determine material changes in fair value.

•	Refer in your response to the disclosure proposed to be included in future filings in your response letter dated October 17, 2008 related to comment 6 of our comment letter dated September 12, 2008.

Response:

The specific class of financial instruments which as of December 31, 2008 required the use of internal valuation models due to the illiquid market enviroment during 2008, the type of valuation model used, the methodology employed to determine their fair value and the most significant inputs that had to be inferred, were as follows:

Class of financial instruments	Fair value of financial instruments reclasiffied to Level 3 (In millions of euros)	Valuation techniques	Significant inputs that had to be inferred
Hedge funds	406	• Net Asset Value (NAV).	• NAV obtained from the funds’ administrator subject to our internal validation.
Debt securities (Private Debt)	394	• Present value method.	• Credit spread obtained from issuances by the same issuer or, as appropriate, similar issuers. • Correlation of defaults.
Asset-Backed Securities (ABSs) and Residential Mortgage-Backed Securities(RMBSs)	168	• Present value method.	• Credit spread obtained from an independent source. • Conditional prepayment rates (CPRs) supplied by issuers.
Collateralized Debt Obligations (CDOs) (*)	795	• Time-to-default model.
•      Correlation of defaults: extrapolation from the correlation of the various tranches of the indices (ITRAXX and CDX) with the underlying portfolio of our CDOs, using the expected loss as the basis of realisation.

Equity instruments	803	• Present value method.	• Credit spread. • Future forecasted dividends.
TOTAL	2,566
(*) Including Collateralizad Mortgage Obligations (CMOs), Collateralized Loan Obligations (CLOs) and Collateralized Bond Obligations (CBOs).

We validate on a monthly basis the fair value estimate obtained pursuant to the above mentioned valuation techniques in order to determine material changes in fair value.

Additionally, we have established a Valuation Control Function in order to test the quality of the valuations made. The process includes the following steps:

•	Compare our valuations against counterparties valuations for deals under collateral agreements, if any.

•	Ask for quotes from third parties.

•	Use comparables (assets having similar features).

•	Periodic review of models and valuation techniques.

We respectfully advise the Staff that the information included in our letter dated October 17, 2008, Comment 6, related to the valuation methods and inputs used for Level 3 financial instruments, are disclosed in our 2008 Form 20-F, Note 8 to the consolidated financial statements. We did not include additional disclosure regarding the instruments reclassified to Level 3 because the valuation techniques used and inputs inferred with respect to such instruments were substantially the same as those disclosed on page F-68 in our 2008 Form 20-F for Level 3 instruments generally.

We undertake to include similar disclosure in future filings in light of the Staff’s comment, depending on the significance of the fair value of the instruments reclassified to Level 3 during the year.

Note 58, Differences between EU-IFRS Required to be Applied under the Bank of Spain’s Circular 4/2004 and United States Generally Accepted Accounting Principles and Other Required Disclosures, page F-146

A) Net Income and Stockholders’ Equity Reconciliation Between EU-IFRS Required to be Applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP

8.
We refer to Item No.7, Loan adjustments on page F-156 which reduces by EUR 1.152 billion, or 21% of the Net Income determined under EU-IFRS as required to be applied by the Bank of Spain to arrive at Net Income according to US GAAP.   Please address the following in this regard:

•
Explain the reasons for this large reconciling difference between EU-IFRS as required to be applied by the Bank of Spain and US GAAP considering Note 7, Loan adjustments on page F-156 states that for the year ended December 31, 2008 there is no substantial difference in the calculation of the allowance for loan losses under both GAAPs.

•
Explain what you mean in Item No. 7, Loan adjustments on page F-156, that the adjustment of EUR 1.152 billion was included to “make equivalent” the allowance for loan losses under both GAAPs.  Consider in your response the following:

•
The Consolidated Balance Sheet under US GAAP on page F-169 in Note 58.B, “Consolidated Financial Statements under Regulation S-X” states the allowance for loan losses as of December 31, 2008 was EUR7.384 billion.

•
The “Selected Statistical Information, Loan Loss Reserve” section on page 51 shows the allowance for loan losses in accordance with EU-IFRS required to be applied under the Bank of Spain was EUR 7.505 billion as of December 31, 2008, or only EUR 121 million more than under US GAAP.

•
The provision for loan losses under EU-IFRS required to be applied under the Bank of Spain for the year ended December 31, 2008 was EUR 2.988 as disclosed on page 51 which is EUR 968 million less than the provision under US GAAP as disclosed in the Consolidated Statements of Income prepared under US GAAP in Note 58.B on page F-170.

•
In order for us to better understand the differences between the two GAAPs please provide us with a Loan loss reserve rollforward under U.S. GAAP for the three-year period ended December 31, 2008.  Please explain in detail the reasons for differences between major elements in that rollforward when compared to the Loan loss reserve table on page 51.

Response:

We supplementally advise the Staff that when we stated “For the year ended December 31, 2008 there is no substantial difference in the calculation of the allowance for loan losses under both GAAPs”, we meant that the amounts of the allowance for loan losses estimated at December 31, 2008 under both GAAPs were similar: €7,412 millon under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 versus €7,384 million under U.S. GAAP, as shown in the rollforward tables included below.

As we mentioned in Item 7. Loans adjustments of the reconciliation between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP in the 2008 Form 20-F, the “Allowance for loan losses” under U.S. GAAP is calculated by using our internal risk models based on our historical experience.

As of December 31, 2007, the estimate of the “Allowance for loan losses” under U.S. GAAP remained lower than the estimate of the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

Given the increase in past-due loans beginning in mid-2007 as a result of the economic crisis, during 2008 our best estimate for the impairment of the loan portfolio required a provision for loan losses under U.S. GAAP of €3,956 million, which was €1,159 million higher than the provision required to be recorded under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. For this reason, we have included an adjustment in the reconciliation of Net income for the year 2008, which resulted in a decrease in net income in accordance with U.S. GAAP.

As a result of the foregoing, at the end of 2008, the “Allowance for loan losses” under U.S. GAAP was very similar to the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

We supplementally advise the Staff that when we stated that the aforementioned adjustment in the reconciliation was to “make equivalent the allowance for loan losses under U.S. GAAP to the allowance for loan losses calculated under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004”, we meant that, as of December 31, 2008, following such adjustment, the amounts of the allowance for loan losses estimated under both GAAPs were similar.

We advise the Staff that we use the term “Loan loss reserve” interchangeably with “Allowance for loans losses” (as required under Article 9-Bank Holding companies-Regulation S-X).

The following tables show the Loan loss reserve rollforward (related to loans and advances to customers) under both GAAPs (EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP) for the three-year period ended December 31, 2008:

Loan Loss reserve EU-IFRS(*)	2008	2007	2006
	(in millions of euros)
Beginning of period	7,117	6,404	5,487
Loans charged off	-1,950	-1,296	-546
Provision for loan losses	2,797	1,902	1,477
Acquisition and disposition of subsidiaries	-	250	69
Effect of foreign currency translation	-486	-419	-198
Others	-66	276	114
End of period	7,412	7,117	6,404
(*) EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

	As of December 31,
Reconciliation of Allowance for loans losses	2008	2007	2006
	(in millions of euros)
Loan Loss reserve EU-IFRS(*)	7,412	7,117	6,404
Adjustment in Stockholders’ Equity reconciliation (**)	-28	-1,186	-2,115
Allowance for loans losses US GAAP	7,384	5,931	4,288
(*)   EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(**) Item 7. Loans adjustments in the 2008 Form 20-F was €36 million. Loans adjustments included Allowance for loans losses adjustments of €28 million and a negative amount of €8 million related to not significant loans adjustments.

Allowance for loans losses U.S. GAAP	2008	2007	2006
	(in millions of euros)
Beginning of period	5,931	4,288	3,917
Loans charged off	-1,950	-1,296	-546
Provision for loan losses	3,956	2,832	1,031
Acquisition and disposition of subsidiaries	-	250	69
Effect of foreign currency translation	-486	-419	-198
Others	-67	276	14
End of period	7,384	5,931	4,288

The following table shows the Provisions for loan losses (related to loans and advances to customers) recorded in the consolidated income statements under both GAAPs for the years ended December 31, 2008, 2007 and 2006:

	For the year ended December 31,
Provisions for loans losses	2008		2007	2006
	(in millions of euros)
Provision for loan losses derived from loans and advances to customers EU-IFRS (1)	2,797	(2)	1,902	1,477
Adjustment in Net Income reconciliation (3)	1,159		929	-445
Provision for loan losses US GAAP	3,956		2,832	1,031
(1) EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(2) For the year ended December 31, 2008, the provision for loan losses under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €2,988 million, which included the provision for loan losses derived from “Loans and advances to customers” (amounted to €2,797 million) and the provision for loan losses derived from “Loans and advances to credit institutions” and “Debt securities” as explained below.
(3) Item 7. Loans adjustments in the 2008 Form 20-F was €1,152 million. Loans adjustments included Allowance for loans losses adjustments of €1,159 million and a positive amount of €7 million related to not significant loans adjustments.

In reference to the information presented under “E. Selected Statistical Information - Assets - Loan Loss Reserve” on page 51 of the 2008 Form 20-F, we supplementally advise the Staff that the Allowance for loan losses in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (€7,505 million as of December 31, 2008) includes the loan loss reserve derived from “Loans and advances to credit institutions”, “Loans and advances to customers” and certain unlisted “Debt securities” accounted for in the line item “Loans and receivables” in the balance sheet under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, as shown below:

	As of December 31,
Loan Loss reserve EU-IFRS(*)	2008	2007	2006
	(in millions of euros)
Total loan loss reserve	7,505	7,144	6,424
of which:
Loans and advances to credit institutions	74	10	7
Loans and advances to customers	7,412	7,117	6,404
Debt securities	19	18	14
(*) EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

However, in the Item 7. Loans Adjustments of the reconciliation on page F-156 and in the line item “Less: Allowance for loan losses” in the consolidated balance sheet under US GAAP on page F-169 in Note 58.B, “Consolidated Financial Statements under Regulation S-X” of the 2008 Form 20-F, we included only the allowance for loans and advances to customers. Therefore, the amount €7,384 million shown on the line item “Less: Allowance for loan losses” in the consolidated balance sheet under Regulation S-X on page F-169 would be comparable to the amount €7,412 million in the line item “Loan loss reserve – End of period” in the Table on page A-11 of this response and in the line item “Loan loss reserve - Loans and advances to customers” shown in the previous table.